02036426

0-30982

P.E 5-1-02

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

SEC MAIL PROCESSING RECEIVED
MAY 15 2002
WASH. D.C. 155 SECTION

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2002

Alto Palermo S.A.
(Exact name of Registrant as specified in its charter)

Republic of Argentina
(Jurisdiction of incorporation or organization)

Hipólito Yrigoyen 476, piso 2
Buenos Aires, Argentina
(Address of principal executive offices)

PROCESSED
MAY 20 2002
THOMSON FINANCIAL

Form 20-F _T_ Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No _T_

CRGH

ALTO PALERMO S.A. (APSA) (THE "COMPANY")

REPORT ON FORM 6-K

Attached is the English translation of the results of the Bondholders meeting of the Class A and B Notes held on May 3, 2002 and filed by the Company with *Bolsa de Comercio de Buenos Aires* and the *Comisión Nacional de Valores* on May 9, 2002 .

SYNTHESIS OF THE GENERAL AND UNANIMOUS BONDHOLDERS MEETING CLASS A 2 IN A PRINCIPAL AMOUNT OF U$S 40,000,000.- HELD ON MAY 3, 2002

First Point:

It was unanimously approved the designation of the representatives of the bondholders Banco de la Nación Argentina and Banco de la Provincia to approve and sign the minute of the meeting.-

Second Point:

It was unanimously approved a waiver to the Company for a breach of the covenants of the section Certain Covenants, subsection Financial Ratios included in the pricing supplement of the Class A Notes dated January 15, 2001 for the quarter beginning on January 1°, 2002 and ended March 31, 2002.

SYNTHESIS OF THE GENERAL AND UNANIMOUS BONDHOLDERS MEETING CLASS B 1 AND B 2 IN A PRINCIPAL AMOUNT OF U$S 80,000,000.- HELD ON MAY 3, 2002

First Point:

It was unanimously approved the designation of the representatives of the bondholders Banco Río de la Plata S.A. and Banco de la Provincia to approve and sign the minute of the meeting.-

Second Point:

It was unanimously approved a waiver to the Company for a breach of the covenants of the section Certain Covenants, subsection Financial Ratios included in the pricing supplement of the Class B Notes dated January 15, 2001 for the quarter beginning on January 1°, 2002 and ended March 31, 2002.